[Frederic Dorwart, Lawyers Letterhead]



By U.S. Mail and filed on EDGAR

Mr. Christian N. Windsor, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

         Re:  BOK Financial Corporation
                 Definitive 14A
                 Filed March 21, 2007
                 File No. 00-19341

Dear Mr. Windsor:

         The purpose of this letter is to respond to the comments raised in your letter to BOK Financial Corporation (the "Corporation") dated August 21, 2007. Thank you for your feedback. Your comments and our responses are provided below.

         The Corporation acknowledges that (1) the Corporation is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         All responses which reference specific proxy language would be updated or completed in the 2008 proxy statement to reflect 2007 compensation numbers and practices. Corporation responses are in bold.

Compensation of Directors, page 10

1. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to
     Item 402(c)(2)(v) and (vi).

     The Company does not grant stock options to its directors.

     The Company issues annual compensation to its directors with a value of $7,500 in the form of company stock. The annual retainer is paid to directors on a quarterly basis. As stated in the first paragraph of the proxy on page 9 under "Compensation of Directors", stock is issued to each director on or before the 15th day following the end of the each calendar quarter during which such director served as a member of the board. The issuance price, which is used to determine the number of shares each director is to receive for their $1,885 quarterly payment, is the average of the mid-points between the highest price and the lowest price at which trades occurred on NASDAQ on the five trading days immediately preceding the end of the calendar quarter.

     Except for the formula for determining price as stated in the Director Compensation Plan which has already been disclosed, no assumptions are made regarding the price, however, BOK Financial intends to comply with comment one by disclosing in a footnote to the director compensation table, the grant price for each quarterly grant of stock that was issued to directors.

2. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

     Please see the Company's explanation to comment 1 above. BOK Financial intends to comply with comment two by disclosing in a footnote to the director compensation table, the grant price for each quarterly grant of stock that was issued to directors.

3. Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors. Please refer to the Instruction to Item 402(k)(2)(iii) and (iv).

     The Company does not issue stock option awards to its directors.

     Because stock issued pursuant to the Director Compensation plan has no performance, forfeiture or other requirements that would make it any different from stock that a director would, for example, purchase on the open market, the Company does not require its directors to keep a separate accounting of director compensation stock. Because there is no separate accounting of director compensation stock, the Company intends to comply with comment 3 by referencing total company stock ownership found in the table labeled "Security Ownership of Certain Beneficial Owners and Management".

Director Independence, page 10

4. Revise this section to disclose the identity of the directors who were determined to be independent, and the standards used to determine independence. Furthermore, please discuss whether the Board or a subcommittee makes the decision whether an individual director can be considered independent under your independence standards. Please refer to
     Item 407(a) of Regulation S-K.

     As disclosed under "Director Independence", the board of directors has determined that the Company is a "controlled company" as defined in Rule 4350(c)(5) of the listing standards of the National Association of Securities Dealers, Inc. based on Mr. Kaiser's beneficial ownership of approximately 66.1% of the Company. As such, the Company is exempt from the NASD requirement of having an independent board of directors and does not perform a formal independence review of all its board members. Instruction to Item 407(a) states that if the registration relies on an exemption, it should so state in its proxy statement.

     However, the Company intends to comply with comment four by identifying the Risk Oversight and Audit Committee members who are required to be independent by NASD regulation and the Compensation Committee Members who are required to be independent pursuant to certain tax regulations. The Company will further disclose the standards used for determining these committees' independence and whether the board or a subcommittee makes the independence determination.

Independent Compensation Committee, page 11

5. You disclose that independent consultants develop some of the data that the Committee considered in making compensation decisions for the named executives. Revise this section, or another appropriate section of the proxy, to identify the compensation consultant and to discuss whether the Committee or another part of BOK or its management engages the consultant and to discuss materials portions of the engagement or instructions provided to the consultant. Please refer to Item 407(e)(3)(iii) or Regulation S-K.

     The Company intends to comply with comment five by disclosing that Towers Perrin is given the defined peer group identified in the proxy statement by the Company and asked to provide peer average salaries, target annual incentive (as a percentage of base salary) and target long-term incentive (as a percentage of base salary) to be used by the Company's management and Compensation Committee to analyze compensation.

Compensation Discussion and Analysis, page 16

6. Revise your disclosure to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. Disclose the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives, or provide a supplemental analysis as to why it is appropriate to omit these targets under Instruction 4 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, provide disclosure pursuant Instruction 4 to Item 402(b) or Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

     On page 19 under "Components of Executive Compensation", the Company disclosed that the target annual incentive is 50% of annual salary for the named executives, except for the CEO whose annual incentive target is 75% of annual salary. It further disclosed that annual incentive is based 60% on Net Direct Contribution and 40% on EPS Growth for all named executives, except for the CFO and CEO whose annual incentive is based 100% on EPS Growth.

     The Company further disclosed on page 20 that that long-term incentive target is 100% of salary for the named executives and 160% for the CEO and based solely on EPS Growth. Page 20 also includes grids which show the incentive payouts for annual and long term incentive based on actual performance achieved, detailing the effect of exceeding or under performing on annual and long term incentive payments.

     The Company intends to expand to its definition of "Net Direct Contribution" under "Factors Used for Establishing Executive Compensation Levels" to further explain the components of Net Direct Contribution as follows:

                  Net Direct Contribution is a mathematical calculation which is designed to compare the actual financial contribution of a business unit to its planned performance. Net Direct Contribution is determined, generally, by calculating the net operating income of a business unit and subtracting loan charge offs and activity charges. Activity charges typically include information technology, accounting and other back-office services provided by one business unit to another.

                  Prior to the beginning of the new fiscal year, the CEO asks executives to develop business plans which include anticipated expenses and targeted revenue for their respective areas of responsibility (the "Net Direct Contribution Plans"). The CEO and CFO, in concert with the responsible executive, review and modify the Net Direct Contribution Plans. The CEO and CFO then aggregate the Net Direct Contribution Plans to develop an overall Company-wide budget and plan (the "Annual Plan"). The Annual Plan is presented to the Company board of directors for review and comment.

                  For Mr. Bradshaw, Net Direct Contribution is linked to the financial performance of the Consumer Banking, Mortgage Banking and Wealth Management Groups. For Mr. Ellinor, Net Direct Contribution is linked to the financial performance of commercial banking in Oklahoma, Kansas and Arkansas. For Mr. Pickryl, the Net Direct Contribution is linked to the financial performance of the regional banking group which consists primarily of commercial banking activities in Texas, New Mexico, Colorado and Arizona.

         The Company intends to further comply with comment six by further expanding it's "Components of Executive Compensation" section to provide disclosure stating after the "Annual Incentive Grid" that:

                  The EPS Growth target for its named executives is 100% attained if the Company's EPS Growth is equal to the median of the peer group earnings per share growth for a trailing two-year period determined as the of the end of the year in respect to which the annual incentive is to be paid. In 2006, the trailing two year EPS Growth of BOKF was 8.50%, compared to the median trailing two year EPS Growth of the peer banks identified herein of 5.41%. As a result, named executive officers attained 157 % of their goal EPS Growth goal for 2006. Because Company EPS growth compared to peer EPS growth exceeded the maximum performance target of 120%, each named executive officer earned the maximum annual incentive payment of 200%.

                  The Net Direct Contribution target for the three named executives (other than the CEO and CFO whose annual incentive is based solely on EPS Growth), is 100% of the planned Net Direct Contribution for such executive's respective area of responsibility. The Company believes the Net Direct Contribution targets are substantial and meaningful, with no assurance of their being attained. For 2006, the named executives attained their Net Direct Contribution targets as follows: Mr. Bradshaw attained 104.93%, Mr. Ellinor attained 103.46% and Mr. Pickryl attained 105.99%. The results of Net Direct Contribution performance results equate to an annual incentive payment of approximately 105% of target for Mr. Bradshaw, 103% of target for Mr. Ellinor and 106% for Mr. Pickryl.

     The disclosure will not include individual Net Direct Contribution numbers or details of their components as disclosing these detailed and specific company goals would pose a reasonable risk of competitive harm.

7. You disclose that the Committee considers the individual performance of the named executive officers a significant factor in setting compensation amounts. Revise your disclosure to provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Also, please expand your discussion of direct contribution to discuss how this measurement is determined for each of the named executives and the impact of the executive's performance with regard to this measurement upon their compensation. See Item 204(b)(2)(vii) of Regulation S-K.

     Individual performance is considered for three different elements of executive compensation: Salary, Net Direct Contributions and potential downward adjustments to annual and long term incentives.

     Salary - On page 20 under Components of Executive Compensation, Salary, the Company disclosed that adjustments may be made to annual salary in light of "changes in executives' roles and responsibilities, value added to the company, individual performance, experience, evaluation of peer data and overall success of the company." In 2006, no material adjustments were made to any named executives' salary and so there was nothing in particular to discuss regarding the committees evaluation of base salary. In subsequent years, to the extent salary is adjusted based on specific, individual performance criteria, or because of a material change in peer group, the Company intends to comply with comment seven by disclosing the Committee's analysis and reason for material adjustments to any one, or all of, the named executives' base salaries.

     Net Direct Contribution - Net Direct Contribution is a mathematical calculation designed to compare the actual financial contribution of a business unit to its planned performance. While Net Direct Contribution is individualized in that it is based upon an executive officer's particular area of responsibility, there is no qualitative analysis that is considered in determining Net Direct Contribution. The Company intends to comply with comment seven as to the quantitative analysis though its additions as described in comment six above.

     Downward Adjustment of Annual and Long Term Compensation - On page 21 prior to "Thrift Plan" the Company discloses that "Up to fifty percent of the annual incentive compensation and fifty percent of the long-term compensation may be adjusted downward in the discretion of the Committee. The CEO recommends downward adjustments based on failure of named executives to attain individually assigned goals." The Company intends to comply with comment seven by adding the following to this paragraph:

              The CEO establishes these individually assigned goals at the beginning of the year and reviews them with each named executive on a quarterly basis. The goals are related to specific business objectives in each individual executives' area of responsibility. In 2006, there were no material adjustments made to any of the individual goals and the CEO did not recommend downward adjustments for any of the named executives. Neither the CEO nor the Committee has the authority to adjust the annual and long-term incentive target payments upwards once they have been established at the beginning of the year.

     The disclosure will not include individual executives' business objectives as disclosing these detailed and specific company goals would pose a reasonable risk of competitive harm.

8. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. For example, Mr. Lybarger's compensation is much larger than the amounts paid to the other named executives. Revise your disclosure to provide a more detailed discussion of how and why the Committee chose to award compensation to your highest-paid named executive officers that differs from that of the Chief Executive Officer. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

     On page 19, the Company disclosed that Mr. Lybarger's annual incentive target was 75% of annual salary compared with 50% of annual salary for other named executives. On page 20, the Company disclosed that Mr. Lybarger's long- term incentive target was 160% compared with 100% for the other named executives. The Company further disclosed under "Salary" that "The Compensation Committee has historically sought to align executive compensation with peer group average for related executive roles and experience" which would imply that the top executive who served longer than other executives, would receive the highest base salary.

     All of these disclosed factors lead to Mr. Lybarger receiving more compensation than the other executive officers.

     The Company would comply with comment 8 by additionally disclosing that:

               The Committee established higher annual incentive target and long-term incentive targets for Mr. Lybarger than for other named executives after reviewing peer data which reflected combined higher annual and long-term incentive compensation targets for CEOs compared to other named executives. Combined annual and long-term incentive targets for all named executives, including the CEO, are generally set to reflect the median of the BOKF Peer Group.

     Additionally, the Company disclosed in footnotes (3) and (5) to the Summary Compensation Table that Mr. Lybarger's compensation numbers and calculations varied from those of other named executive officers. Footnote
     (3) describes that due to his election to defer his receipt of his stock options, FAS 123(R) requires that deferred options become a liability award. And, unlike non-deferred stock options which are fixed at the grant date value, liability awards increase in value in direct relation to changes in the price of Company stock. Because Company stock was performing strongly during 2006, compensation expense related to Mr. Lybarger's deferred options were valued at a higher rate than those officers who did not have the ability to defer stock options.

     Also, because of the value of his pension benefit, which reflects 33 years of service, and the fact Mr. Lybarger has elected to defer more payments than other named executives, column (h) is much larger for Mr. Lybarger than the other named executives. Executives who did not have the ability to defer income or who chose not to defer income are not required to disclose investment income on the Summary Compensation Table.

     While all this information is disclosed in the tables and the footnotes, the Company intends to provide additional narrative explanation of these differences in the introduction to the Summary Compensation Table.


Long Term Incentive Compensation, page 20

9. Revise this section to discuss in greater detail how the Committee evaluates performance under your long term compensation program and how the Committee calculates the size of compensation awards. For example, please discuss how the Committee makes adjustments, particularly upward adjustments, in the event that performance exceeds the targets. Your disclosure appears to indicate that the Committee makes the determination on the size of awards prior to determining performance. Also, please discuss in greater detail the manner in which the Committee uses peer group data and clarify whether this peer group is the same as the one discussed on page 18. If the peer group is different than the one used to determine whether your executive compensation is competitive, please disclose the components of this peer group and how it was selected. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(xiv) of Regulation S-K.

     As disclosed on page 20 under "Long-term Incentive":

1)       Long-term incentive is based solely on EPS Growth;
2) EPS Growth for long-term incentive is measured by comparing the earning per share growth of the median of a peer group of banks for the trailing three-year period determined at the end of the three-year performance period,
3) The target long-term incentive compensation is 100% of the annual salary for all named executives except for the CEO whose target is 160% of the annual salary,
4) The executive earns long-term incentive based on a matrix pursuant to which 25% of the targeted long-term incentive compensation is earned if the goal less five percentage points is met, 100% of the targeted long-term incentive is earned if 100% of the goal is met and 150% of the targeted long-term compensation is earned if the goal plus five percentage points is met.
5) This disclosure is then followed by a matrix to reinforce understanding through illustration.

Though we believe the above explains the long-term incentive compensation, the Company will add the following disclosure in narrative form:

         The goal is equal to the median EPS Growth of the BOKF Peer Bank for the trailing three-year period determined at the end of the three-year performance period. In 2006, the trailing three year EPS Growth of the Company was 9.91% compared to the average trailing three year EPS Growth of the Peer Bank Group of 7.64%. This resulted in an earned long-term incentive award of approximately 123% of base for each named executive officer.

Peer group data is used for EPS Growth comparison and generally to establish long-term incentive compensation targets as described in comment eight above. The Company will make the peer group a defined term so that it is clear through out the proxy that the peer group is the same for all comparisons.

The Compensation Committee does not do a qualitative analysis to determine long-term compensation. Long term compensation is completely based upon a mathematical calculation of EPS Growth of the Company compared to peers. The Compensation Committee simply verifies that the EPS Growth calculation was performed correctly and applies it to the matrix established in the BOKF Executive Incentive Plan and disclosed in the proxy. There is no ability to make upward adjustments.

Downward adjustments may be made up to 50% of the award. The parameters of this downward adjust are disclosed in the proxy on page 21 and will be modified as stated in response to comment seven above.

10. You disclose that the Committee can make downward adjustments to both annual incentive and long-term incentive compensation. Revise to discuss whether the Committee has used this authority in adjusting the awards reported in the Summary Compensation Table, or the other compensation tables, and discuss the factors considered for any such adjustments. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Please see Company response to comment seven above.

11. Please discuss the material differences between the structure of the Stock Options and the Restricted Stock Awards, including different performance requirements for vesting for the two awards. Please refer to Item 402(b)(1)(v) of Regulation S-K.

     As described on page 21 of the proxy, stock options vest in seven equal tranches over a seven year period and performance shares vest only on the fifth anniversary of the last day of the year for which the performance shares are issued and must be held for three years after vesting unless company stock ownership guidelines are otherwise met. The options expire three years after vesting as described in footnote (2) to the Grants of Plan Based Awards table. Stock options must be exercised by payment of the exercise price. Stock awards require no additional payment on the part of the executive.

     Both the number of stock options and performance shares awarded pursuant to the BOKF Executive Incentive Plan are subject to adjustment based on EPS Growth over a three year performance period described in footnotes (2) and
     (3) to the Grants of Plan Based Awards table and on page 20 under Long-term Incentive. Other than the EPS Growth performance criteria, there are no other performance criteria for either the stock or the stock options.

12. We note that the Committee considers information from the Peer Group with regard to compensation and compensation targets. Please revise this section to discuss how the Committee uses the peer group information in setting compensation amounts and targets, including whether the company benchmarks individual compensation amounts or total compensation amounts based upon peer practices. If the Committee attempts to target total compensation or any element to compensation to have a specific relationship to amounts paid by the peer group, please disclose those targets. Also, discuss the amounts ultimately paid in those elements of compensation compared to the targeted relationship to amounts that peer companies paid their executives. To the extent that actual compensation was different than the targeted relationship, please provide analysis as to the reasons for the divergence from the target compensation amounts.

     In addition to peer group data discussed in Company responses to comments 8, 9 and 16 herein, the Company will add the following discussion about Peer Group data for 2007.

         In 2007, the BOKF Peer Group had an average:

         Short term incentive payment of ___% of base salary for named executives other than the CEO, which as __% of base salary;

         Long term incentive payments of ___% of annual salary for named executives other than the CEO which was ____% of annual salary; and

         Combined short and long term incentive payments of ____% of base salary for named executives other than the CEO, which was ___% of base salary.

         In 2007, the Company had an average:

         Short term incentive (i.e. annual incentive) payment of ___% of base salary for named executives other than the CEO, which as __% of base salary;

         Long term incentive payments of ___% of annual salary for named executives other than the CEO which was ____% of annual salary; and

         Combined short and long term incentive payments of ____% of base salary for named executives other than the CEO, which was ___% of base salary.

     The Company will then discuss that it uses this information as a guide, but does not attempt to exactly replicate the peer average. The Company will also discuss any material deviations from the peer average and the reasons for them.

Summary compensation Table and Grant of Plan Based Awards Table

13. Revise the disclosure accompanying these tables to include the narrative discussion contemplated by Item 420(3) of Regulation S-K. This discussion would permit you to discuss significant changes in the reported compensation or awards, including the impact of the 2001 Option Plan.

     There were no significant changes in the reported compensation or awards; however, the Company will comply with comment thirteen by further elaborating on the compensation expense recognition of deferred stock options and other matters discussed in comment 8 above.

     The Company will further discuss the impact of the 2001 Option Plan in footnote 4 to the table. The impact is not material.

Outstanding Equity Awards at Fiscal Year End, page 28

14. Revise the footnotes to this table to identify the vesting requirements for the options and stock awards mentioned in the table. Please refer to Instruction 2 to Item 402(f)(2) of Regulation S-K.

     The Company will comply with comment fourteen by replicating footnotes (2),
     (3) and (4) of the Grants of Plan-Based Awards Table in the Outstanding Equity Awards for Fiscal Year-End Table and properly footnoting awards.

Nonqualified Deferred Compensation, page 36

15. Revise to disclose in a footnote the extent to which the Summary Compensation Table reflects amounts reported in this table. Please refer to the Instruction to Item 402(i)(2) of Regulation S-K.

     The Company will comply with comment fifteen by providing a footnote to the Nonqualified Deferred Compensation table that reflects the amount of deferred compensation reflected in the Summary Compensation table.

Potential Payments Upon Termination, page 37

16. Your executives are party to a number of termination and change in control arrangements which have various triggering scenarios. Revise your Compensation Discussion and Analysis to disclose how the Committee determined the appropriate payment and benefit levels under these post-employment plans and the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

     The circumstances that trigger payments or provisions of benefits upon termination or change in control are described for each of the named executives on pages 37-39 under "Potential Payments Upon Termination".

     The Company will comply with comment sixteen by revising the Compensation Discussion and Analysis to disclose how the appropriate payment and benefit levels were determined and the various circumstances that trigger payments or provision of benefits. The Company will also disclose how these arrangements fit into its Company's overall compensation objectives and affect the decisions the Company makes regarding other compensation elements and the rationale for the decisions made in connection with these arrangements.

Certain Transactions, page 40

17. To the extent that you are relying upon Instruction 4 to Item 404(a) to report loans made to officers and directors or other related parties that exceed the threshold amounts, please provide the full representations required the Instruction. In particular, please clarify that the loans were made on the same terms, including interest rates, as those available to other persons not related to the lender. Please refer to Instruction 4(c)(ii) to Item 404(a) of Regulation S-K.

     The Company will comply with comment seventeen by stating exactly that "the loans were made on the same terms, including interest rates, as those available to other persons not related to the lender."

     If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (918) 583-9958.



                                                     Very truly yours,

                                                     /s/  Tamara R. Wagman

                                                     Tamara R. Wagman,
                                                     Assistant General Counsel



cc:  Stanley A. Lybarger,
     Chief Executive Officer
     BOK Financial Corporation